Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878	240 631 7600 T 240 631 9595 F www.steben.com

July 13, 2016

VIA EDGAR

Securities and Exchange Commission

Washington, DC 20549

Re:	Steben Alternative Investment Funds (the “Trust”) File Nos. 811-22880 and 333-190813

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“1933 Act”) and on behalf of Steben Managed Futures Strategy Fund (the “Fund”), a series of the Trust, the Trust hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Trust’s Post-Effective Amendment No. 9 to the registration statement on Form N-1A, originally filed on May 31, 2016 (File No. 333-190813) (together with all exhibits thereto, “PEA 9”), filed in connection of the proposed retention of a new trading advisor of the Fund as subadviser.

The investment adviser of the Fund, Steben & Company, Inc., has determined not to pursue with the retention of the new trading adviser at this time as proposed by PEA 9.

Please feel free to contact me at 240.631.7602 with any questions or comments you may have.

Sincerely,

/s/ Francine Rosenberger
Francine J. Rosenberger

cc:	George J. Zornada

K&L Gates LLP